UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cyber Supply Inc.
(Name of Issuer)
____________________

Common Stock
(Title of Class of Securities)

_____________________

23248G 10 8

 (CUSIP Number)

Arthur Davis

President

ENEX Capital Partners AG

Rue des Moulins 3

CH-1290 Versoix

Switzerland

Telephone Number: 41 22 716 5400
_____________________________________

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 3, 2011
__________________________

(Date of Event which Requires Filing of this Statement)
_________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23248G 10 8

(1) Names of reporting persons.

ENEX Capital Partners AG

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐         (b) ☐

(3) SEC use only.

(4) Source of funds (see instructions).

WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

 Citizenship or place of organization.

Switzerland

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 1,500,000

(8) Shared voting power: N/A

(9) Sole dispositive power: 1,500,000

(10) Shared dispositive power: N/A

(11) Aggregate amount beneficially owned by each reporting person.

1,500,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐

(13) Percent of class represented by amount in Row (11).

8.3%*

(14) Type of reporting person (see instructions).

CO

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Calculated on the basis of 18,008,500 shares of Cyber Supply Inc. (referred to herein as the “Issuer”), as reported on a Current Report on Form 8-K filed by the Issuer with the Commission on October 7, 2011.

Item 1. Security and Issuer.

This Schedule 13D relates to 1,500,000 shares of the common stock of the Issuer owned by ENEX Capital Partners AG.

The Issuer’s principal executive offices are located at Five Concourse Parkway, Suite 3100 Atlanta, GA 30328.

Item 2. Identity and Background.

(a) The name of the Reporting Person is ENEX Capital Partners AG, a Swiss investment company.

(b) Business Address:

ENEX Capital Partners AG

Rue des Moulins 3

CH-1290 Versoix

Switzerland

(c) Principal Occupation:

Investment Company

(d) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

 (f) Citizenship/Jurisdiction of Organization:

ENEX Capital Partners AG: Switzerland

Item 3. Source and Amount of Funds or Other Consideration.

ENEX Capital Partners AG acquired the shares and options described herein as follows:

1. On October 3, 2011, Ms. Maria Shostak sold 2,300,000 shares of common stock to two purchasers in a private transaction (the “Change of Control Transaction”).  The purchasers in the Change of Control Transaction included ENEX Capital Partners AG.  ENEX Capital Partners AG acquired 300,000 shares of common stock from Ms. Shostak for an   aggregate purchase price of $6,522.  The sources of capital for the Change of Control Transaction were derived from the working capital of ENEX Capital Partners AG.

2.  As further inducement for ENEX Capital Partners AG to enter into the Change of Control Transaction, Ms. Shostak tendered and cancelled 2,700,000 shares of common stock.  After giving effect to such stock transfers and cancellations, there were 3,601,700 shares of common stock issued and outstanding, of which ENEX Capital Partners AG owned 8.3%.

3.  As of the close of business on October 3, 2011 ENEX Capital Partners AG was determined to be shareholder of record of the Issuer and was therefore eligible for participation in the four-for-one common stock dividend previously declared by the Board of Directors, payable on October 4, 2011 (the “Stock Dividend”).  After giving effect to the Stock Dividend there are 18,008,500 shares of common stock issued and outstanding, of which ENEX Capital Partners AG owns 1,500,000 shares of common stock.

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Item 4. Purpose of Transaction.

Subsequent to the Change of Control Transaction on October 3, 2011, the Issuer disclosed the following plans in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 7, 2011.  On October 7, 2011, the Issuer entered into an acquisition agreement (the “Limited Liability Company Membership Interests Purchase Agreement”) pursuant to which the Issuer acquired all membership interests in CIG Services LLC, a Delaware limited liability company (“CIG Services”), from Communications Infrastructure Group LLC, a Delaware limited liability company (the “CI Group”).  The membership interests of CIG Services were acquired by the Issuer for a nominal amount.  CIG Services was formed by the CI Group to provide comprehensive management and support services for the operation, administration and management of 72 cell phone towers.  The Issuer will now conduct its business principally through CIG Services LLC. The Issuer intends to acquire the CI Group and all 72 cell phone towers prior to the end of calendar year 2011. Pending the closing of the acquisition of the CI Group and the cell phone tower assets by the Issuer, CIG Services as the newly acquired wholly owned subsidiary of the Issuer, will provide all services to the CI Group pertaining to the management, administration and operation of the cell phone towers.  All 15 employees of the CI Group will render their respective services under the direction of CIG Services pursuant to the terms of Employee Services Agreement with CI Group.  In connection with the acquisition of the CIG Services, the Issuer has moved its principal offices to Atlanta, Georgia where substantially all of its employees shall render their respective services.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage*

ENEX Capital Partners AG	1,500,000	8.3%

(b) Name	Shares

ENEX Capital Partners AG	1,500,000

* Calculated on the basis of 18,008,500 shares of Cyber Supply Inc. (referred to herein as the “Issuer”), as reported on a Current Report on Form 8-K filed by the Issuer with the Commission on October 7, 2011.

(c) N/A

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1

Stock Purchase Agreement, by and between Maria Shostak and ENEX Capital Partners AG, dated as of October 3, 2011, incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 7, 2011.

Exhibit 99.2

Share Tender and Cancellation Agreement, by and between the Issuer and Maria Shostak, dated as of October 3, 2011, incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 7, 2011.

[Signature Page Follows]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14 , 2011

ENEX Capital Partners AG

By:	/s/ Arthur Davis
	Name:	Arthur Davis
	Title:	President

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